TRANSMISSÃO
PAULISTA

07027575

2007 OCT 26 A 10:29

Data São Paulo, October 19, 2007

Ref.CT/FR/018/2007

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing copies of the Minutes of the Board of Directors Meeting held on September 17, 2007 and of the Notice to Shareholders issued on October 15, 2007 in Brazil, both regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

dlw 10/29

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

A Publicly-held Company - CNPJ 02,998,611/0001- 04

NOTICE TO SHAREHOLDERS

The Board of Directors, in a meeting held on October 1, 2007, approved the distribution of dividends to its shareholders.

The payment of 92.3% of the total amount approved will begin on October 17, 2007, at the rate of R$ 1.072876 per share. The remaining 7.7% of the total amount approved will be paid during the current year.

In Brazil the shares traded until October 1, 2007 get the right to receive these dividends.

For further information please contact:

Investor Relations Department
Rua Casa do Ator, 1.155 - 10º andar - São Paulo – SP - Brazil
Telephones: (5511) 3138.7215 - Fax: (5511) 3151.5744
E-mail: ri@cteep.com.br

São Paulo, October 15, 2007

Eduardo Feldmann Costa
Chief Financial Officer

TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ 02.998.611/0001-04
NIRE 35300170571

EXTRACT FROM THE MINUTES OF THE ONE HUNDRED AND SIXTIETH ORDINARY MEETING OF THE BOARD OF DIRECTORS

On the 17th (seventeenth) day of the month of September 2007 at 12:00 p.m., pursuant to its convening by the Chairman, and in the form of an ordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista met in the meeting room located at Rua Casa do Ator, 1,155 - 9th floor, in the city and state of São Paulo in the presence of the undersigned directors. The Chairman of the Board of Directors, Dr. Luis Fernando Alarcón Mantilla submitted to the appreciation of the meeting the item on the agenda, **"Adhesion of CTEEP to the Communication Policy of the ISA Group"**, giving the floor to Dr. Ana Mercedes Villegas Mejia, Organizational Management Director, who presented the issue on the basis of slides, copies of which were distributed to the Directors and which are an integral part of the meeting's documentation, clarifications requested having been provided. The question having been discussed and then put to the vote, the Adhesion of CTEEP to the Communication Policy of the ISA Group was unanimously **approved** based on its compatibility and applicability with the specifics and characteristics of Transmissão Paulista in relation to the employees, practices, legislation, corporate culture and of the company in which these aspects are inserted, having as a framework: i) the ISA Group and each one of its Companies shall establish the area responsible for the development of the Communication Policy, pursuant to which the communication processes shall be planned according to the strategic direction of the Group; ii) the ISA Group and each one of its Companies shall establish official spokespersons. It is the responsibility of the Head Office to define the messages with a corporate reach and for each Branch Company to establish those messages with a business focus, these maintaining coherence with the messages at the corporate level; iii) each one of the Companies of the ISA Group shall periodically communicate the state of compliance with the Communication Policy in relation to commitments assumed with their interlocutors and create mechanisms for systematic enhancement with the objective of verifying the efficacy of the communication process; iv) the activity of the employees must contribute to creating an image favorable to the interests of each one of the Companies and the Group. Employee activity must seek to preserve the Group's reputation and be conscious and responsible for their role, whether active or passive at the time of communicating a coherent identity with a corporate benchmark. The Chairman then turned to the next item on the agenda **"Adhesion of CTEEP to the Internal Controls Policy of the ISA Group"**. Dr. Ana Mercedes Villegas Mejia further addressed the meeting, presenting the question on the basis of slides, copies of which were distributed to the Directors and form an integral part of the meeting, clarifications requested having been provided. Having been discussed and then put to the vote, the Adhesion of CTEEP to the Internal Controls Policy of the ISA Group was unanimously **approved** based on its compatibility and applicability with the specifics and characteristics of Transmissão Paulista in relation to the employees, practices, legislation, corporate culture and of the company in which these aspects are inserted, having as a framework: i) each company in the ISA Group must have an efficient and effective internal controls policy and in accordance with Head Office guidelines; ii) the Head Office Board of Directors is to elect a Corporate Audit Committee as principal control organ of the ISA Group responsible for the vigilance and the effectiveness of internal controls. The Committee must supervise, direct

and approve the general framework of internal controls of the ISA Group; iii) the Managers of each company are responsible for the dissemination, implementation and management of the internal controls; iv) at each company in the Group considering the norms of the country, the dimension and the needs of each branch, the Board of Directors shall define the constitution or otherwise of the Audit Committee, which shall be made up of members of the Board of Directors and by the Head Office Auditor. In addition, CTEEP's Chairman and Auditor shall participate, with the right to express an opinion but without voting rights; v) the area responsible for the internal audit activity of each company of the ISA Group shall carry out evaluations of the internal controls based on the analysis of risks and other elements of the COSO - Committee of Sponsoring Organizations of the Treadway Commission model - and propose recommendations for their improvement. Each employee of the ISA Group companies shall apply the criteria defined in this policy for constructing, maintaining and exercising effective control of the process and activities under his/her responsibility. These minutes, having been read and approved, were signed by the Directors present. Luis Fernando Alarcón Mantilla - Chairman of the Board of Directors, Fernando Augusto Rojas Pinto - Vice-Chairman of the Board of Directors, César Augusto Ramírez Rojas, Fernando José Tenório Acosta, Fernando Maida Dall´Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, Luisa Fernanda Lafaurie Rivera, Rogério da Silva and Orlando José Cabrales Martinez.

São Paulo, September 17, 2007.

Fernando Augusto Rojas Pinto
Vice-Chairman of the Board of Directors
Board of Directors

Maria Ignez Mendes de Vinhaes da Costa
Corporate Executive Secretary

END